UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31446

A.                                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.                                                 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 1800, Denver, Colorado 80203
(Address of principal executive offices including ZIP code)

(303) 295-3995
(Registrant’s telephone number)

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

The Participants, Audit Committee of Cimarex Energy Co. and

Cimarex Energy Co. 401(k) Plan Administrative Committee

We have audited the accompanying statements of net assets available for plan benefits of the Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

May 21, 2012

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2011	2010

Assets:
Investments, at fair value:
Registered investment companies	$83,280,856	$75,587,516
Cimarex Energy Co. Common Stock Fund	20,366,154	26,300,196

Total investments	103,647,010	101,887,712

Receivables:
Notes receivable from participants	1,406,655	1,379,767
Employer matching contributions	—	43,123
Employer profit sharing contributions, net of forfeitures	2,149,135	2,802,576

Total receivables	3,555,790	4,225,466

Net assets available for plan benefits	$107,202,800	$106,113,178

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2011

Additions to net assets attributed to:
Contributions:
Participant	$6,800,202
Employer match, net of forfeitures	5,530,117
Employer profit sharing, net of forfeitures	2,149,135
Participant rollover	549,623
Interest earned on notes receivable from participants	63,848
Interest and dividends	1,946,400

Total additions	17,039,325

Deductions from net assets attributed to:
Net depreciation in fair value of investments	(10,077,006)
Benefits paid to participants, including loans deemed	(5,869,147)
Administrative expenses	(3,550)

Total deductions	(15,949,703)

Net increase	1,089,622

Net assets available for plan benefits, beginning of year	106,113,178

Net assets available for plan benefits, end of year	$107,202,800

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established effective October 1, 2002 by Cimarex Energy Co. (the “Company” or “Cimarex”).  The Plan was established to provide incentives and security for the employees of the Company and their beneficiaries.  In addition to Cimarex employees, the Plan provides for participation by employees of all Cimarex subsidiaries and certain predecessor employers.  The Plan is intended to be a defined contribution plan with profit sharing provisions.

General

The Plan is a defined contribution plan covering employees of Cimarex and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”).  The trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company.  All assets of the Plan are held in trust by Vanguard.  Vanguard is also the recordkeeper of the Plan.

Eligibility

All non-excludable employees of the Company who have attained the age of 18 and who have completed 3 months of service in which they were credited with at least 250 hours of service or who have completed 1 year of service are eligible to participate in the Plan.  Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens.  Employees may enter the Plan on the first day of each calendar month after meeting plan requirements.  A participant may modify his/her deferral election the first pay period of each month if desired.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Contributions

A participant may enter into a salary reduction agreement with the Company whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution or as a Roth contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan Document, subject to annual Internal Revenue Code (“IRC”) dollar limits ($16,500 for 2011).  The Plan also allows catch-up contributions for participants over the age of 50 based on IRC limitations ($5,500 for 2011).

The Company may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant pursuant to the written salary reduction agreement between the participant and the Company.  In no event, shall the Company’s matching contribution, on behalf of a participant, exceed the match percentage approved by the Company’s Board of Directors which was 7% of each participant’s eligible compensation for 2011 and 2010. The matching contribution is also subject to the IRC annual compensation limit ($245,000 for 2011). Catch-up contributions are not matched by the Company.

The Plan also allows for a profit sharing contribution by the employer. The Company made a profit sharing contribution for the year ended December 31, 2011, equal to 3% of eligible compensation in the amount of $2,149,135 (after forfeitures were applied), which was funded in 2012.  The Company made a profit sharing contribution for the year ended December 31, 2010, equal to 4% of eligible compensation in the amount of $2,802,576 (after forfeitures were applied), which was funded in 2011.  Employees are eligible to receive the profit sharing contribution if they meet the plan entry requirements, are employed on the last day of the plan year and have a minimum of 500 hours service in the plan year. For employees who terminated employment due to death, disability or had attained age 62, the last day of year and 500 hour service requirements do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan Document.

The contributions (participant and Company) for the plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, profit sharing contributions (if any), and earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis.  The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan.  Currently, the Plan offers various investment options in registered investment companies and a Cimarex common stock fund.  Participants may change their investment directions at any time, subject to such restrictions and procedures as established by the recordkeeper, the Plan and Cimarex. Employee-participants should not trade company stock during designated quiet periods, or while in possession of material, undisclosed information about the Company.  During the year ending December 31, 2011, the share class of the registered investment companies changed from the investor share class to the Admiral or Signal share class to reduce the investment fees.

Notes Receivable From Participants

An employee may borrow the lesser of $50,000 or one-half of their vested account balance.  Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000.  Participants may not apply for another loan within six months of the date on which the previous loan was paid in full.  The maximum loan term is five years, except for a loan to acquire a participant’s principal residence, which may have a term of up to ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period.  The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans range from 4.25% to 9.25% as of December 31, 2011. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, Roth contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to company contributions is based on years of credited service as defined by the Plan Document, in accordance with the following schedule:

Completed years of credited service with the Employer	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

For those hired on or after January 1, 2006, a year of service is computed based on employment date anniversaries.  Certain participants are credited with prior years of service earned with Key Production Company, Inc. (“Key”) or Helmerich & Payne, Inc. (“H&P”). Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.  Certain employees of Key, H&P, Magnum Hunter Resources, Inc., and Gruy Petroleum Management, Inc., who became employees of Cimarex are subject to special vesting provisions as described in the Plan Document.

Forfeitures

At December 31, 2011 and 2010, amounts held in the forfeiture account totaled $248,911 and $131,192, respectively. These amounts can be used to reduce future employer contributions.  For the year ended December 31, 2011, forfeitures of $140,000 were utilized to fund the December 31, 2010 employer profit sharing contributions funded in 2011. The Company utilized $262,000 of forfeitures (those available at December 31, 2011 and additional amounts forfeited in 2012) during 2012 to offset the 2011 employer profit sharing contribution as of December 31, 2011 and funded in 2012.  The Company utilized $80,997 of forfeitures in 2012 to fund the 2011 match true up contribution.  Remaining unused forfeiture amounts have not been allocated to participant accounts.

Plan Expenses

Administrative expenses are paid by the Company.  Loan origination and annual fees are paid by participants who take out loans. During the year ended December 31, 2011, expenses of $3,550 were paid by or allocated to participants.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.     PLAN DESCRIPTION (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.  In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age (62), a participant may elect to receive lump-sum distributions equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account.  Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less. Participants may request to receive company stock held in their account as an in-kind distribution.

Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The trustee, Vanguard, holds the shares of Cimarex common stock on behalf of the Plan.  Each participant or beneficiary of a deceased participant shall have the right to direct the trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of company stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer.  Participants direct the trustee to vote by submission of timely participant directions.  Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The net appreciation in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related matching contributions are recorded in the period payroll deductions are made. Profit sharing contributions are recorded for the year to which they apply.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional guidance related to fair value measurements to clarify existing disclosure requirements and require additional disclosure about fair value measurements. The guidance clarifies existing fair value disclosures about the level of disaggregation presented and about inputs and valuation techniques used to measure fair value for measurements that fall in either Level 2 or Level 3 of the fair value hierarchy.  The additional disclosure requirements include disclosure regarding the amounts and reasons for the significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy and separate presentation of purchases, sales, issuances and settlements of items within Level 3 of the fair value hierarchy. The guidance is effective for periods beginning after December 15, 2009 except for the disclosures about Level 3 activity of purchases, sales, issuances and settlements, which is effective for interim and annual reporting periods beginning after December 15, 2010. The Plan adopted the provisions of the additional guidance.

3.    INVESTMENTS

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2011) depreciated in value as follows:

For the Year Ended December 31,	2011
Registered investment companies	$(1,868,679)
Cimarex Energy Co. common stock	(8,208,327)

Net depreciation in fair value of investments	$(10,077,006)

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

3.     INVESTMENTS (CONTINUED)

Investments which exceed 5% of net assets available for Plan benefits are as follows:

December 31,	2011		2010
Cimarex Energy Co. Common Stock	$20,218,521		$26,246,666
Vanguard Prime Money Market Fund (a)	14,725,372		12,009,154
Vanguard Intermediate-Term Treasury Fund Investor Shares	—	*	6,976,424
Vanguard Intermediate-Term Treasury Fund Admiral Shares	8,390,520		—	*
Vanguard Wellington Fund Investor Shares	—	*	6,945,261
Vanguard Wellington Fund Admiral Shares	7,351,189		—	*
Vanguard 500 Index Fund Investor Shares	—	*	6,559,121
Vanguard 500 Index Fund Signal Shares	7,573,304		—	*
Vanguard Small-Cap Index Fund Investor Shares	—	*	6,178,058
Vanguard Small-Cap Index Fund Signal Shares	6,227,638		—	*

*Not greater than 5%, or not held in the respective year

(a) The balance held includes amounts held by the Cimarex Energy Co. Common Stock Fund, as required by the look through rules.

4.     FAIR VALUE MEASUREMENTS

ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  This hierarchy consists of three broad levels.  Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities.  Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered Investment Companies:  Valued at quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the plan at year-end and are Level 1 investments.

Cimarex Energy Co. Common Stock:  Valued at year-end unit closing price reported on the active market on which the securities are traded (comprised of year-end market price of the stock plus uninvested cash position) and are Level 1 investments.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

4.     FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$22,477,528	$—	$—	$22,477,528
International equity funds	6,099,733	—	—	6,099,733
Bond funds	9,730,770	—	—	9,730,770
Balanced funds	30,395,086	—	—	30,395,086
Money market funds	14,725,372	—	—	14,725,372
Common stock:
Company stock	20,218,521	—	—	20,218,521

Total investments at fair value	$103,647,010	$—	$—	$103,647,010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic equity funds	$21,200,507	$—	$—	$21,200,507
International equity funds	6,549,921	—	—	6,549,921
Bond funds	8,340,429	—	—	8,340,429
Balanced funds	27,541,035	—	—	27,541,035
Money market funds	12,009,154	—	—	12,009,154
Common stock:
Company stock	26,246,666	—	—	26,246,666

Total investments at fair value	$101,887,712	$—	$—	$101,887,712

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

5.             INCOME TAX STATUS

The prototype plan, which the Company adopted, obtained its latest opinion letter on March 31, 2008. The Internal Revenue Service has stated that the prototype plan is qualified and the related trust is tax-exempt. The Plan has received a separate determination letter for the Plan as adopted dated October 30, 2003. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6.             RELATED PARTY/ PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard.  Vanguard acts as trustee and recordkeeper for the Plan.  During the plan year ended December 31, 2011, annual administrative fees of $3,550 were paid to Vanguard.

The Plan also invests in Cimarex Energy Co. common stock, common stock of the plan sponsor, which also qualifies as a related party transaction.  During the plan year ended December 31, 2011, the loss on investment was $8,094,074 (including dividends reinvested), purchases of Cimarex common stock were $3,056,824, sales of Cimarex common stock were $1,343,721 and net transfer in of Cimarex common stock was $446,929.  As of December 31, 2011 and 2010, the Plan held 326,632 and 296,472 shares of Cimarex common stock at a value of $20,218,521 and $26,246,666, respectively, along with cash in the Vanguard Prime Money Market Fund of $147,633 and $53,530 in the Cimarex Energy Co. Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

7.             CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates.  Shares of the Company’s common stock are also exposed to the same risks as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission.  Investment in the Company’s common stock represents 19% and 25% of the net assets available for plan benefits as of December 31, 2011 and 2010. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and participants’ accounts.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

8.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Participant loans are reported as notes receivable from participants in the accompanying financial statements as required by current authoritative guidance; however, for Form 5500 purposes and reporting on the supplemental Schedule of Assets (Held at End of Year) they are shown as investments, as required.

Supplemental Schedule

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) — December 31, 2011

EIN: 45-0466694

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value

*	Vanguard Prime Money Market Fund	Registered Investment Company	14,577,738.880	(1)	$14,577,739
	American Funds EuroPacific Growth Fund	Registered Investment Company	88,517.447	(1)	3,109,618
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	79,177.255	(1)	7,573,304
*	Vanguard Growth Index Fund Signal Shares	Registered Investment Company	130,043.095	(1)	3,828,469
*	Vanguard Short-Term Investment-Grade Fund Admiral Shares	Registered Investment Company	125,963.383	(1)	1,340,250
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	207,035.830	(1)	6,227,638
*	Vanguard Intermediate-Term Treasury Fund Admiral Shares	Registered Investment Company	717,138.497	(1)	8,390,520
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	3.008	(1)	85
*	Vanguard Total International Stock Signal Fund	Registered Investment Company	114,126.514	(1)	2,990,115
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	135,806.184	(1)	7,351,189
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	105,967.923	(1)	4,848,032
*	Vanguard Target Retirement Fund 2005	Registered Investment Company	28,212.256	(1)	337,983
*	Vanguard Target Retirement Fund 2010	Registered Investment Company	62,509.236	(1)	1,402,082
*	Vanguard Target Retirement Fund 2015	Registered Investment Company	265,757.424	(1)	3,268,816
*	Vanguard Target Retirement Fund 2020	Registered Investment Company	210,542.347	(1)	4,566,664
*	Vanguard Target Retirement Fund 2025	Registered Investment Company	427,283.056	(1)	5,242,763
*	Vanguard Target Retirement Fund 2030	Registered Investment Company	77,005.801	(1)	1,610,961
*	Vanguard Target Retirement Fund 2035	Registered Investment Company	175,238.634	(1)	2,192,235
*	Vanguard Target Retirement Fund 2040	Registered Investment Company	58,584.725	(1)	1,200,987
*	Vanguard Target Retirement Fund 2045	Registered Investment Company	105,897.773	(1)	1,362,904
*	Vanguard Target Retirement Fund 2050	Registered Investment Company	48,150.601	(1)	982,754
*	Vanguard Target Retirement Fund 2055	Registered Investment Company	8,318.742	(1)	181,848
*	Vanguard Target Retirement Income	Registered Investment Company	60,182.103	(1)	693,900
*	Cimarex Energy Co. Common Stock	Common Stock	326,632.000	(1)	20,218,521
*	Vanguard Prime Money Market Fund	Registered Investment Company in Company Stock Fund	147,632.890	(1)	147,633
					103,647,010
*	Participant Loans	Ranging from 4.25% to 9.25%, various maturity dates	—	(1)	1,406,655

					$105,053,665

* Party-in-interest as defined by ERISA.

(1)          The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant and trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cimarex Energy Co. (Registrant)

Cimarex Energy Co. 401(k) Plan

Date: May 21, 2012

BY:	/s/ Sherri M. Nitta
Sherri M Nitta
Treasurer
Cimarex Energy Co.

BY:	/s/ Richard S. Dinkins
Richard S. Dinkins
VP - Human Resources of Cimarex
Energy Co. and Plan Administrator of the
Cimarex Energy Co. 401(k) Plan